Filed by USA Interactive
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Hotels.com
Commission File No.: 000-29575

*SEE IMPORTANT NOTES AT END OF RELEASE

USA Interactive Releases Chairman and CEO Barry Diller's Letter to Shareholders
Accompanying USA's 2002 Annual Report

New York, NY—May 1, 2003—USA Interactive (Nasdaq: USAI) today released Chairman and CEO Barry Diller's letter to shareholders which will accompany USA's 2002 annual report. USA's 2003 annual meeting of shareholders will be held on May 29 at USA's offices in West Hollywood, California.

Below is the letter in its entirety:

To Our Shareholders

While it's my experience that it never seems so living through it, the last year was a whirlwind...the best way to review the year though isn't on a calendar basis, but instead using the start date of May 7th, since this was the date the contribution of our entertainment assets to Vivendi Universal Entertainment closed. On that date we went from a media, entertainment company with ecommerce interests to an interactive transaction company. From that moment, we were a company transformed—ending the material veto rights held by other parties, and eliminating the LLC structure under which we'd operated with such complexity and contradiction for almost all the years of our short life.

Through the recently announced buy-ins of the minority interests of Expedia and Hotels.com, and the previously completed acquisition of the outstanding minority interest in Ticketmaster, we have virtually completed the evolutionary process of simplifying our corporate structure. Recently, I resigned my position as CEO of Vivendi Universal Entertainment—which clarified with great punctuation where my work would be concentrated. The cumulative effect of these actions has eliminated any lingering question about whether we're a holding company or an operating company. Clearly, we're now properly viewed as an operating company and judged against our theoretical peers—namely the Tier One companies in interactivity—eBay, Yahoo, and Amazon.

In this arena of Tier One interactive companies, from a financial standpoint, we compare quite favorably. We lead in Sales, EBITA, and Free Cash Flow—and we're second only to eBay in Gross Transaction Value. Market valuations in the internet sector certainly have a short and sharp roller coaster history...our equity securities are certainly not currently, or thank god in historical terms, valued at the high multiples of the other leaders in the sector—but, to us, that's entirely besides the point. Our perspective is long term, and our focus is not on multiples but on creating real and lasting value for our shareholders. We're happy to have our performance speak for itself and have our stock follow, rather than the reverse.

These financial yardsticks are consistent with our goal to be the largest, most profitable interactive commerce company in the world—by pursuing a multi-brand strategy. Even though we have leadership today, we want to expand on that lead and create a company in which the power of our brands allows us to create an "unwalled" garden where our customers can benefit through discounts, membership, dynamic pricing and all methods to link and unite our great total audience of our combined users.

From a structural standpoint, there's only one lingering piece of the puzzle that needs final resolution...our VUE securities. We've been clear on our intentions...this set of securities is worth the equivalent of cash to us and we intend, over the next 6-12 months, to either indirectly monetize this value (through the issuance of USA securities that mirror the economics of our VUE Preferred Stock) or exchange all our VUE securities into something else of substantially greater value. Our primary motivation is to turn a relatively "passive" asset on our books into the equivalent of cash, which we can then use either to acquire new businesses, invest in our current ones, or shrink our capitalization.

As we've said before, we are very committed to transparency and clarity when it comes to financial reporting. We've changed our format for presenting our quarterly numbers to further emphasize the relevant metrics and other important financial information relating to our operations. We will continue to give more and more information, trying in every way we can to do so in a clear and concise manner. The evolving accounting rules (such as those relating to giving equal prominence to GAAP measures along non-GAAP measures like EBITA and Adjusted EPS) sometimes make this challenging. But this type of challenge only reinforces for us our basic principles—namely, that investors are entitled to see all relevant information and to make their own judgment about which parts of our disclosed information are most important to them. Also, we're aware that our focus on providing detailed information and full explanation has spawned quite a number of footnotes in our earnings releases and other public filings—sometimes it may seem like there's more footnotes than text. This isn't something we're proud of, and over time we'd like to see our footnotes steadily shrink...but, what we won't do is dot one less "i' in the pursuit of full and complete disclosure, providing whatever analysis and commentary we can in having our shareholders understand our company exactly as we do.

In our annual reporting and earnings releases, we'll give our views about the way in which we look at our results, the ways in which we operate internally and how to best look at our future prospects. But, be assured that whatever financial metrics you may find most compelling, we'll continue to try and be ahead of your thought process. This means that we'll present good news in a balanced way and we'll fairly disclose any anticipation of material bad news and bad trends very early to the extent that we can identify them. Openness is a mantra to us—and we're committed to talking to the investing community in a way that's totally consistent with the way in which we discuss our company among ourselves. We want investors who take a long-term view and are not swayed by short-term results—whichever way they may fall.

And, we want our employee incentives aligned with this philosophy. One of the most important decisions we made this year was deciding to begin our transition away from issuing stock options to granting restricted stock units. We believe that stock options encourage aggressive behavior and a get rich quick mentality that unfortunately dominated much of the "bubble" economy. While this has been an understandable shock to many of our employees as they transition out of the "option way of life," we believe it of paramount importance to perfectly align our employee equity incentives with the interests of our shareholders and we can't think of a better answer than restricted stock units. An equally important component of our equity plan is to extend the average vesting period of our grants—we believe USA equity is dear and we are only interested in people who want to be with us for the long term. While anyone can own our stock for a minute or a decade, we're only going to make decisions for the company with a long-term view.

Given our start in owning television stations, and my own history in entertainment, we certainly didn't get to where we are by design...what we had was a real curiosity about interactivity and the great good luck to have it just prior to the development of the internet. We proceeded step by step, constantly re-evaluating our position, delving into the areas we found interesting, and jumping on opportunities with total focus, speed and aggression. After seven short years, we are firmly convinced that our distinct approach to this interactive world—that of multiple brands as opposed to one totalitarian brand—is a great way to create value.

While we are certain that the business arena we inhabit is at its earliest stage of development, and that there will be lots of twists and turns along the way, we are committed to making decisions with an absolute view of the value over the long term for our shareholders, and with a highly critical view of our own weaknesses and vulnerabilities. Our great challenge is to continue to execute in our multiple lines of businesses. We are mindful every day of the consistent operating discipline necessary to achieve the goals we have set...however, with our stable of brands, each with such great growth ahead and their enormous potential to integrate and create new products and services, we believe we can sustain a competitive advantage far into the future.

All my experience in the entertainment business taught me very few people made the decisions that really counted, that were the determinants of success and failure...every single experience I have had in this new world of interactivity tells me exactly the opposite...it is the expertise and the enterprise of a great many talented people working at every level of the organization that makes for success...we are so very lucky to have so very many engaged in what I deeply believe can be one of this century's great enterprises. I am at the earliest stage (though I hope growing quickly) in learning how to manage an organization such as this...part of that is knowing just how much I need to thank its members, together with our wise and engaged Board of Directors for their work this year past, and for their vigorous and challenging support in the work ahead.

                      Sincerely,

                      /s/Barry Diller

                      Barry Diller
                      Chairman and Chief Executive Officer

About USA Interactive

USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvia in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to USA Interactive's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of USA's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on USA's business, financial condition or results of operations. You should understand that important factors could affect USA's future results and could cause those results to differ materially from those expressed in the forward-looking statements, including the factors contained in or incorporated by reference into USA's filings with the U.S. Securities and Exchange Commission (the "SEC"). Other unknown or unpredictable factors also could have material adverse effects on USA's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this document.

USA is not under any obligation and does not intend, except as specifically stated, to make publicly available any update or other revisions to any of the forward-looking statements contained in this document to reflect circumstances existing after the date of this document or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

In connection with the proposed merger transactions with Expedia and Hotels, USA Interactive and Expedia will file a proxy and information statement/prospectus and USA Interactive and Hotels.com will file an information statement/prospectus, in each case with the SEC. Investors and security holders are urged to read carefully these documents regarding the proposed transactions when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when each is available) and other documents containing information about USA Interactive, Expedia, Inc. and Hotels.com, without charge, at the SEC's web site at http://www.sec.gov. Free copies of USA Interactive's filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, free copies of Expedia's filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations, and free copies of Hotels.com's filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 203, Dallas, TX 75231, Attention: Investor Relations.

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Contacts:
Ron Sato, USA Interactive Corporate Communications, 212/314-7254
Roger Clark/Lauren Rosenfield, USA Interactive Investor Relations, 212/314-7400